Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-204638 and 333-209421

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

DATED FEBRUARY 16, 2016

Prospectus Supplement
To Prospectus dated February 8, 2016

United Mexican States

€         % Global Notes due 2022

€         % Global Notes due 2031

The     % Global Notes due 2022 (the “2022 notes”) will mature on February     , 2022. The     % Global Notes due 2031 (the “2031 notes”) will mature on February     , 2031. We refer to the 2022 notes and the 2031 notes collectively as the “notes.” Mexico will pay interest on the notes on February      of each year, commencing February     , 2017. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2022 notes and the offering of the 2031 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The notes will be issued under an indenture, and each of the 2022 notes and the 2031 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the accompanying prospectus dated February 8, 2016, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2022 note		%		%		%
Total for 2022 notes	€		€		€
Per 2031 note		%		%		%
Total for 2031 notes	€		€		€

(1)	Plus accrued interest, if any, from February , 2016.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about February     , 2016.

Joint Bookrunners
Barclays	BNP PARIBAS	Credit Suisse	UBS Investment Bank

February     , 2016

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated February 8, 2016, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information, and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €         , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €         . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the underwriters shall have any responsibility for the application of the net proceeds of the 2022 notes or the 2031 notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2022 notes: € For the 2031 notes: €

Issue Price	For the 2022 notes: %, plus accrued interest, if any, from February , 2016 For the 2031 notes: %, plus accrued interest, if any, from February , 2016

Issue Date	February , 2016

Maturity Date	For the 2022 notes: February , 2022 For the 2031 notes: February , 2031

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Form

Registered; Book-Entry.

Each series of the notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2022 notes: % per annum, accruing from February , 2016 For the 2031 notes: % per annum, accruing from February , 2016

Interest Payment Date	Annually on February of each year, commencing on February , 2017

Regular Record Date	February of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	With respect to each series of notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus (a) in the case of the 2022 notes, basis points, or (b) in the case of the 2031 notes, basis points, over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means any of Barclays Bank PLC, BNP Paribas, Credit Suisse Securities (Europe) Limited and UBS Limited or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	Barclays Bank PLC BNP Paribas Credit Suisse Securities (Europe) Limited UBS Limited

Purchase Price	For the 2022 notes: %, plus accrued interest, if any, from February , 2016 For the 2031 notes: %, plus accrued interest, if any, from February , 2016

Method of Payment	Wire transfer of immediately available funds to an account designated by Mexico.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Trading	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes

ISIN:	For the 2022 notes: For the 2031 notes:

Common Code:	For the 2022 notes: For the 2031 notes:

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	KBL European Private Bankers S.A.

Taxes	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Further Issues	Mexico may from time to time, without the consent of holders of the 2022 notes or the 2031 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2022 notes and 2031 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2022 notes and 2031 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 17 of the accompanying prospectus dated February 8, 2016.

Stabilization	In connection with issues of notes, Barclays Bank PLC and BNP Paribas (the “stabilizing underwriters”) or any person acting for the stabilizing underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing underwriters or any agent of the stabilizing underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2022 Notes

The 2022 notes will:

•	be issued on or about February , 2016 in an aggregate principal amount of € ;

•	mature on February , 2022;

•	bear interest at a rate of % per year, commencing on February , 2016 and ending on the maturity date. Interest on the notes will be payable annually on February of each year, commencing on February , 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on February preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2031 Notes

The 2031 notes will:

•	be issued on or about February , 2016 in an aggregate principal amount of € ;

•	mature on February , 2031;

•	bear interest at a rate of % per year, commencing on February , 2016 and ending on the maturity date. Interest on the notes will be payable annually on February of each year, commencing on February , 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on February preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of the common depositary of Deutsche Bank AG, London Branch, as operator of the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities –Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

On January 27, 2016, a reform to the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), published in the Diario Oficial de la Federación (the Official Gazette of the Federation) ended the practice of using the minimum wage as a reference unit for purposes of calculating fines and other government imposed penalties. Following this reform, the Sistema Nacional de Información Estadistica y Geográfica (National System of Statistics and Geographical Information) will create a new measurement unit that will be used as the basis for the calculation fines and other government imposed penalties in place of the minimum wage.

On January 29, 2016, a political reform to the Constitution was published in the Official Gazette of the Federation to transform the name of the Distrito Federal into Ciudad de México and to make it a new state within Mexico with full political and administrative autonomy as enjoyed by all other Mexican states. Ciudad de México will continue to serve as the seat of the powers of the Union and as the capital of Mexico. Ciudad de México’s boroughs will become territorial demarcations (Alcaldías). The Mayor of Ciudad de México will have the exclusive power to propose a draft for the new Constitution of Ciudad de México and a Constitutional Assembly will vote on the new Constitution. This Assembly will comprise 100 constituent deputies. Six will be appointed by the President of Mexico and six by the Mayor of Ciudad de México. Each of the Senado de la República (Senate) and the Cámara de Diputados (Chamber of Deputies) will vote and elect fourteen deputies. The remaining 60 will be elected through a proportional representation voting process organized by the Instituto Nacional Electoral (National Electoral Institute).

On February 8, 2016, the President of Mexico announced the appointment of three new cabinet members, including the former General Director of the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security, or IMSS), José Antonio González Anaya, who was appointed as the new General Director of Petróleos Mexicanos (PEMEX), the former Federal Commissioner of the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection Against Sanitary Risk), Mikel Andoni Arriola Peñalosa, who was appointed as the new General Director of IMSS and the former dean of the Universidad Nacional Autónoma de México (National University of Mexico), José Narro Robles, who was appointed as the new Minister of Health.

On January 17, 2016, extraordinary elections for Governor in Colima were held and the results indicated that José Ignacio Peralta of the coalition of the Partido Revolucionario Institucional (Institutional Revolutionary Party or PRI), Partido Verde Ecologista de México (Ecological Green Party), Partido del Trabajo (Labor Party) and Partido Nueva Alianza (New Alliance Party) had received the most votes. The Federal Electoral Court validated the election on February 10, 2016.

An extraordinary election for Deputy of the First Federal Electoral District of Jesús Maria, Aguascalientes took place in December 2015 and the coalition of the Partido Acción Nacional (PAN) and the New Alliance Party won the election. As a result, the composition of the Federal Chamber of Deputies became as follows:

Party Representation in Chamber of Deputies

PRI	208
National Action Party	109
Democratic Revolution Party	60
Ecological Green Party	42
National Regeneration Movement	36
Social Encounter Party	8
Citizen Movement Party	25
New Alliance Party	11
Unaffiliated	1

Total	500

Source: Chamber of Deputies

The Economy

Interest Rates

During 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during 2014. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.1% during 2014.

On February 11, 2016, the 28-day Cetes rate was 3.2% and the 91-day Cetes rate was 3.4%.

Employment and Labor

Unemployment has been and continues to be particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth preliminary figures for the unemployment rate and the total population in Mexico by state as of December 31, 2015:

	Unemployment Rate %	Population
Aguascalientes	4.2	1,287,660
Baja California	3.6	3,484,150
Baja California Sur	4.2	763,929
Campeche	3.0	907,878
Coahuila	4.3	2,960,681
Colima	4.2	723,455
Chiapas	3.2	5,252,808
Chihuahua	3.3	3,710,129
Distrito Federal	5.2	8,854,600
Durango	3.9	1,764,726
Guanajuato	4.3	5,817,614
Guerrero	2.1	3,568,139
Hidalgo	3.1	2,878,369
Jalisco	4.3	7,931,267
México	5.7	16,870,388
Michoacán	3.1	4,596,499
Morelos	3.2	1,920,350
Nayarit	4.6	1,223,797
Nuevo León	3.8	5,085,848
Oaxaca	2.7	4,012,295
Puebla	3.0	6,193,836
Querétaro	4.6	2,004,472
Quintana Roo	3.7	1,574,824
San Luis Potosí	2.6	2,753,478
Sinaloa	4.3	2,984,571
Sonora	4.7	2,932,821
Tabasco	7.6	2,383,900
Tamaulipas	4.1	3,543,366
Tlaxcala	4.9	1,278,308
Veracruz	4.1	8,046,828
Yucatán	2.6	2,118,762
Zacatecas	3.6	1,576,068

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth preliminary figures for the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2015:

Percentage
Services	42.1
Commerce	20.0
Manufacturing	15.7
Agriculture	13.5
Construction	7.5
Other	0.8
Unspecified	0.5

Source: INEGI and National Population Council

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of December 31, 2015, there were no strikes that affected the federal jurisdiction.

Financial System

Central Bank and Monetary Policy

At December 31, 2015, Mexico’s M1 money supply was 18.6% greater in real terms than the level at December 31, 2014. The amount of bills and coins held by the public was 19.4% greater in real terms than at December 31, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 11.9% greater in real terms than at the same date in 2014.

At December 31, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 7.0% greater in real terms than financial savings at December 31, 2014. Savings generated by Mexican residents increased by 10.0% and savings generated by non-residents increased by 1.3%, both in real terms, as compared to the same period of 2014.

At December 31, 2015, the monetary base totaled Ps. 1,241.7 billion, a 16.8% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014, due to a 17.2% nominal increase in the amount of bills and coins held by the public and a 9.8% nominal increase in checking account deposits. This increase was caused, in part, by fiscal reforms and the temporary effects of local campaigns and elections.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

At February 11, 2016, the IPC stood at 42,359.3 points, representing a 1.44% decrease from the level at December 31, 2015.

Banking Supervision and Support

At December 31, 2015, the total loan portfolio of the banking system was 15.9% greater in real terms than the total loan portfolio at December 31, 2014.

According to preliminary figures, at December 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 85.4 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.3%, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks at December 31, 2015 totaled Ps. 114.4 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 134.0% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2015, Mexico registered a trade deficit of U.S. $14.5 billion, as compared to a trade deficit of U.S. $2.8 billion during 2014. This was caused mainly by a reduction in oil and oil products exports. In particular, exports increased or decreased as follows, each as compared to 2014:

•	petroleum exports decreased by 45.0%;

•	non-petroleum exports increased by 0.8%;

•	merchandise exports decreased by 4.1%, to U.S. $380.8 billion, as compared to U.S. $397.1 billion during 2014; and

•	exports of manufactured goods (which represented 89.3% of total merchandise exports) increased by 0.8%.

According to preliminary figures, during 2015, total imports decreased by 1.2%, to U.S. $395.2 billion, as compared to U.S. $400.0 billion during 2014. In particular, imports increased or decreased as follows, each as compared to 2014:

•	imports of intermediate goods decreased by 1.6%;

•	imports of capital goods increased by 5.2%; and

•	imports of consumer goods decreased by 3.5%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$23,432
Crude oil	35,919	49,381	46,852	42,712	35,855	18,779
Other	5,775	7,063	6,103	6,770	6,731	4,653
Non-oil products	256,780	292,990	317,814	330,534	354,542	357,340
Agricultural	8,610	10,309	10,914	11,246	12,181	12,858
Mining	2,424	4,063	4,906	4,714	5,064	4,505
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	339,977

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	380,772
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	56,279
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	297,253
Capital goods	30,247	35,032	38,568	39,057	39,647	41,700

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	395,232

Trade balance	$(3,009)	$(1,410)	$18	$(1,195)	$(2,849)	$(14,460)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$43.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

At February 5, 2016, Banco de México’s international reserves totaled U.S. $175.0 billion, a decrease of U.S. $1.8 billion as compared to international reserves at December 31, 2015. At February 5, 2016, Banco de México’s net international assets totaled U.S. $181.1 billion, an increase of U.S. $3.5 billion from the amount at December 31, 2015.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

On February 11, 2016, the peso/dollar exchange rate closed at Ps. 18.7818 = U.S. $1.00, a 9.2% depreciation in dollar terms as compared to the rate on December 31, 2015. The peso/U.S. dollar exchange rate announced by Banco de México on February 11, 2016 (which took effect on the second business day thereafter) was Ps. 19.1754 = U.S. $1.00.

On November 19, 2015, the Foreign Exchange Commission revised its auction mechanism in order to continue providing liquidity to the foreign exchange market. This mechanism consists of auctions of U.S. $200 million when the exchange rate increases by at least 1.0% compared to the preceding business day, and auctions of an additional U.S. $200 million when the exchange rate increases by at least 1.5% compared to the preceding business day. On January 28, 2016, the Foreign Exchange Commission announced that, due to the volatility that continued to be observed in the international financial markets, it would extend this mechanism until March 31, 2016.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 637.6 billion (including physical investment expenditures by PEMEX) during 2015. This deficit was Ps. 543.1 billion during 2014. The public sector balance registered a deficit of Ps. 490.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 410.4 billion deficit registered for the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 217.6 billion during 2015, 13.4% lower in nominal terms than during 2014.

According to preliminary figures, during 2015, public sector budgetary revenues amounted to Ps. 4,264.6 billion in nominal pesos, 4.8% greater in real terms as compared to 2014. During 2015, revenues have increased or decreased as follows, each in real terms and as compared to 2014:

•	crude oil revenues decreased by 32.5%;

•	non-oil tax revenues increased by 28.2%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.1 percentage points, to 10.0%, as compared to approximately 11.1% in 2014.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2010-2015, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, the Comisión Federal de Electricidad (CFE), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2010	2011	2012	2013	2014(1)	2015(1)	2015 Budget(1)(2)(3)
	(in billions of constant pesos(4))

Budgetary expenditures	3,333.9	3,631.3	3,920.3	4,178.3	4,528.0	4,892.0	4,663.6
Current expenditures	2,673.9	2,927.8	3,178.8	3,302.5	3,632.3	3,955.2	3,820.1
Salaries	477.6	519.2	564.5	589.1	633.6	679.6	692.3
Federal Government	196.2	207.0	228.2	229.4	245.4	267.3	279.4
Public agencies	281.4	312.2	336.3	359.6	388.3	412.3	413.0
PEMEX	90.3	99.6	106.6	113.8	122.9	132.3	133.2
CFE	48.3	58.3	65.1	70.7	79.4	84.2	83.1
IMSS	115.8	124.9	133.7	142.5	152.2	160.6	161.9
ISSSTE	27.1	29.4	30.9	32.6	33.8	35.2	34.7
Interest	255.8	273.9	305.1	314.6	346.0	407.9	401.5
Federal Government	216.3	240.5	256.9	270.3	291.8	322.2	333.0
Public agencies	39.5	33.4	48.2	44.3	54.1	85.7	68.5
PEMEX	33.4	25.2	38.4	32.6	42.7	72.2	54.0
CFE	6.0	8.2	9.8	11.7	11.5	13.5	14.5
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	762.0	857.5	931.2	992.5	1,109.5	1,189.9	1,194.0
Total	1,048.1	1,159.2	1,279.4	1,367.8	1,514.3	1,636.0	1,593.2
To public sector	286.1	301.7	348.2	375.3	404.8	446.1	399.3
States’ revenue sharing	437.3	477.3	494.3	532.5	584.9	629.1	607.1
Acquisitions	216.6	240.9	266.3	270.4	239.8	230.9	233.1
Federal Government	18.7	21.2	20.3	18.4	19.9	23.5	23.1
Public agencies	197.9	219.7	246.0	252.0	219.8	207.4	210.0
PEMEX	11.9	9.7	10.2	8.8	7.9	8.0	9.1
CFE	138.2	153.1	173.9	183.1	151.5	131.1	133.1
IMSS	35.2	39.1	46.0	44.9	48.0	52.1	51.5
ISSSTE	12.6	17.9	15.9	15.2	12.4	16.2	16.3
Other current expenditures	524.6	559.0	617.5	603.4	718.5	817.8	692.1
Federal Government	151.2	168.6	176.3	149.8	194.7	230.4	172.8
Public agencies	373.4	390.4	441.1	453.6	523.9	587.4	519.3
PEMEX	41.4	34.2	35.4	33.7	45.1	58.0	31.9
CFE	48.6	38.4	51.4	36.7	45.2	49.6	54.5
IMSS	181.2	202.1	227.8	246.6	277.7	305.8	278.5
ISSSTE	102.2	115.7	126.5	136.6	156.0	174.1	154.5
Capital expenditures	660.1	703.5	741.5	875.8	895.7	936.8	874.5
Federal Government	349.3	388.8	387.2	502.5	495.7	591.1	455.4
Public agencies	310.8	314.8	354.3	373.3	400.0	345.6	419.1
PEMEX	266.5	266.0	309.9	331.3	356.9	303.5	366.4
CFE	32.1	36.0	34.1	33.8	40.3	36.9	43.8
IMSS	7.5	8.4	8.1	3.2	2.5	3.1	5.8
ISSSTE	4.6	4.4	2.2	4.9	0.4	2.1	3.2
Payments due in previous years	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014.
(3)	Figures do not take into account expenditure reductions announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2015, net public sector budgetary expenditures increased by 5.8% in real terms as compared to 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 7.0% in real terms as compared to 2014. During 2015, the financial cost of public sector debt increased by 15.4% in real terms as compared to 2014.

The following indicates the remaining amounts in various stabilization funds as of December 31, 2015:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Mexican government officials have stated that the Federal Government is considering measures to support PEMEX in view of the challenges posed by low oil prices, including measures to reduce PEMEX’s expenditures, other measures to improve its operating efficiency and some limited direct financial support. Any reduction to PEMEX’s expenditures would require approval by its board of directors and the precise nature and timing of any possible measures by the Federal Government have not yet been determined.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2015, the Government’s net internal debt totaled Ps. 4,814.1 billion, an 11.3% increase in nominal terms as compared to Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 153.8 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,379.9 billion according to preliminary figures, a 12.0% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Government’s gross internal debt totaled Ps. 5,074.0 billion, an 11.6 % increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31, 2014. Of the total gross internal debt of the Federal Government at December 31, 2015, Ps. 490.6 billion represented short-term debt, as compared to Ps. 520.8 billion at the end of 2014, and Ps. 4,583.4 billion represented long-term debt, as compared to Ps. 4,025.8 billion at the end of 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,639.5 billion at December 31, 2015 according to preliminary figures, an 11.7% increase in nominal terms as compared to Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Government’s financing costs on its internal debt totaled Ps. 262.4 billion, representing an 6.9% nominal increase as compared to its financing costs of Ps. 245.4 billion, during the same period of 2014.

As of December 31, 2015, the average maturity of the Government’s internal debt remained at 8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

				At December 31,
	2010			2011			2012			2013			2014			2015(2)
				(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		655.8	12.9
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		296.5	5.8
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,196.6	23.6
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,546.2	50.2
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		6.1	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		372.8	7.3

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)			(259.9)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,814.1

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%			26.9%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%			25.5%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 103.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014 and Ps. 153.8 billion for 2015 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. This figure also includes Ps. 50 billion for Pemex’s promissory note regarding the pension liability reduction.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2015, outstanding gross public sector external debt totaled U.S. $162.2 billion, an approximate U.S. $14.5 million increase from the U.S. $147.7 billion outstanding at the end of 2014. Of this amount, U.S. $159.1 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 43.2% of nominal GDP, an increase of 4.6 percentage points from the end of 2014.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
2015(3)		82,493		69,621		6,943		159,057		3,152		162,209

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		1,011	0.6
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%

Net External Debt of the Public Sector

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5
Gross External Debt/GDP		9.8%		10.4%		10.1%		10.5%		12.1%		14.8%
Net External Debt/GDP		9.2%		10.12%		9.8%		10.2%		12.0%		14.7%

Gross External Debt of the Federal Government

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,177	2.6
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		19	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%

Net External Debt of the Federal Government

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.	$ 52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3

Gross External Debt/GDP		5.1%		5.5%		5.4%		5.6%		6.4%		7.5%
Net External Debt/GDP		4.6%		5.4%		5.3%		5.5%		6.3%		7.5%

Net Debt of the Federal Government

	At December 31,
	2010	2011	2012	2013	2014	2015(3)
External Debt	18.7%	21.1%	19.7%	19.0%	20.8%	22.7%
Internal Debt	81.3%	78.9%	80.3%	81.0%	79.2%	77.3%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On January 21, 2016, Mexico issued U.S. $2.25 billion of its 4.125% Global Notes due 2026. The notes were issued under Mexico’s U.S. $110 billion Global Medium-Term Notes Program.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of February     , 2016, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2022 Notes	Principal Amount of the 2031 Notes

Barclays Bank PLC	€	€
BNP Paribas	€	€
Credit Suisse Securities (Europe) Limited	€	€
UBS Limited	€	€

Total	€	€

Barclays Bank PLC, BNP Paribas, Credit Suisse Securities (Europe) Limited and UBS Limited are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer some of the notes to the public at the respective public offering prices set forth for the 2022 notes and the 2031 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Barclays Bank PLC and BNP Paribas and/or the underwriters may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant stabilizing underwriters, or any person acting on behalf of the stabilizing underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated February 8, 2016 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €     , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €     .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The underwriters have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040